UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2021

Graze, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number:     024-11065

Delaware	82-3705318
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1438 9th Street Santa Monica, CA	90401
(Address of principal executive offices)	(Zip Code)

310-310-2410
Registrant’s telephone number, including area code

Series A Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

SEMI-ANNUAL REPORT DATED SEPTEMBER 30, 2021

GRAZE, INC.

1438 9th STREET

SANTA MONICA, CA 90401

WWW.GRAZEMOWING.COM

In this Semi-Annual Report, the terms “we”, “Graze”, “Graze Mowing”, or “the Company” refers to Graze, Inc.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Operating Results

Through June 30, 2021, the company was still in an early stage of development and had not yet generated revenue. Nevertheless, the Company continues to attract attention in the market, including signing additional letters of intent for its mowers. A number of landscapers in the US, UK, and Australia agreed to potentially purchase a total of 335 Graze units collectively, which represents a $30,150,000 revenue opportunity for Graze over 5 years. The Company continues to focus its efforts on product development as it moves towards launching commercial pilots by the end of 2021 and finalizing a production ready version of its mower in 2022.

In the six months ended June 30, 2021, we increased our expenses to $3,141,170.01. This period reflects increased expenses in our legal and professional, research and development, marketing, advertising, and administrative expenses. Labor costs from full time and part time employees, contractors, and consultants has also increased as we continued to ramp up prototype development and business development efforts.

In the six months ended June 30, 2020, we increased our expenses to $1,103,325. This period reflected increased expenses in our legal and professional, research and development, marketing, and administrative expenses. Labor costs from full time and part time employees had also increased as we began to ramp up prototype development efforts.

The Company has not yet recognized any revenue, and, given the net losses discussed above as of June 30, 2021, had an accumulated deficit of $8,813,426 and had a working capital deficit of $2,551,881. We will continue our fundraising efforts in order to implement our operational plan, in partnership with Wavemaker Labs, which will allow us to start production and deliver product on our letters of intent with our commercial partners as planned in 2022.

Since the end of the period, we expect similar monthly expenses aside from an increase in labor costs from additional full time and part time employees. The team will continue to grow as we push for the completion our production ready version, execute our commercial pilot programs, and grow our potential customer base.

Liquidity and Capital Resources – For the Six Months Ending June 30, 2021

As of December 31st, 2020, the company’s Cash and Cash Equivalents balance was $ 1,181,196.

As of June 30th, 2021, the company’s Cash and Cash Equivalents balance was $107,775.

•	In 2018, the Company loaned Wavemaker Partners V, L.P $250,000 at a 6% compounded interest rate. This loan is due to be repaid in 2022.

•	In 2019, the Company loaned Future Labs I, Inc. $3,500 at a 3% compounded interest rate. This loan is due to be repaid in 2022.

•	In 2019, Future VC, LLC loaned the company $14,000 at a 3% compounded interest rate. This loan is due to be repaid in 2022.

•	In 2020, Future Labs VII, Inc. loaned the company $18,398 at a 3% compounded interest rate. This loan is due to be repaid in 2022.

•	In 2020, Future Labs VI, Inc. loaned the company $9,500 at a 3% compounded interest rate. This loan is due to be repaid in 2022.

•	In 2020, Future VC, LLC loaned the company $191,607 at a 3% compounded interest rate. This loan is due to be repaid in 2022.

•	In 2021, the Company loaned Future Labs VII, Inc. $534,258 at a 3% compounded interest rate. This loan is due to be repaid in 2022.

•	In 2021, Future Labs VI, Inc. loaned the Company $40,000 at a 3% compounded interest rate. This loan is due to be repaid in 2022.

•	In 2021, Future Labs VII, Inc. loaned the Company $8,000 at a 3% compounded interest rate. This loan is due to be repaid in 2022.

As of June 30th, 2021, we have not finalized all closed capital from our Series A fundraising efforts. However, as of the date of this report, the Company had issued 1,300,364 shares of Series A Preferred Stock for gross proceeds of $9,688,921, $3,886,319 of which came from its Series A Regulation A+ financing round offered through SI Securities, LLC in 2019 and 2020, and $5,802,602 of which was raised from the extension of its Series A Regulation A+ financing round offered through StartEngine Primary, LLC in 2021.

In June 2018, the Company issued a loan to Wavemaker Partners V LP, with a total principal of $250,000 with a 6% compounded per annum interest rate. The maturity date of this loan is June 30, 2021. Effective June 30, 2021, the Company forgave the outstanding note with Wavemaker Partners V, LP, including accrued interest of $51,229. In exchange for the note’s forgiveness, two related parties contributed 38,953 Class F shares and 12,984 Series A-1 shares to the Company’s treasury. Accordingly, $301,229 was recorded to treasury stock.

In 2019, the Company entered into an agreement with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. During 2021, the Company has incurred $2,605,921 of fees under this agreement. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs. While we intend to repay all or a portion of this amount from proceeds of the offering, the Company has received assurances that Wavemaker Labs will not take action related to any amount due in default and will instead allow any outstanding liability to continue accruing at a rate of 2% per month.

The company is not generating revenue and requires the continued infusion of new capital to continue business operations. The company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

Trend Information

In 2018, the Company obtained letters of intent from customers include a non-binding commitment to purchase 200 mowers at a purchase price of $30,000 per mower and $1,000 per month for the useful life of the mower. In 2020, the Company began exploring golf courses as a new channel, as well as expanding its customer base in the commercial landscaping industry. In 2021, the Company announced customers from the US, UK, and Australia had signed letters of intent to potentially purchase a total of 335 Graze units collectively, which represents a $30,150,000 revenue opportunity for Graze.

The Company continued ramping up research and development of its prototypes in 2020 and 2021, and by February of 2021, prototypes had begun regular mowing demonstrations and intensive field testing. In order to build and deliver a fully functional Graze mower for our commercial pilot programs in Q4 of 2021, the Company has since increased expenses attributable to engineering, research and development, business development, marketing, and fundraising. Any delays in the development process could have a negative effect on the Company’s ability to launch our pilot programs and begin commercialization by 2022. These delays could be the result of inadequate financing and capital, lack of manufacturing resources, or unforeseen delays in the development process. Additionally, because the letters of intent with our potential customers are non-binding, they could delay purchasing or refuse to purchase Graze mowers, which could result in delaying when the Company starts making revenue.

The Company will release its latest version in Q3 2021 and plans to initiate commercial pilot programs by Q4 2021, with a goal of having a production ready model by the beginning of 2022. The major focus of the Company’s engineering team is to improve our ability to reliably deploy the Graze mower and complete commercial mowing tasks for our commercial pilot partners, which will refine our path to produce and sell commercial units in 2022.

INDEX TO EXHIBITS

2.1	Amended and Restated Certificate of Incorporation(1)

2.3	Amended and Restated Bylaws(2)

4.1	Subscription agreement(3)

(1) Filed as an exhibit to the Future Labs V, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11065) and incorporated herein by reference.

(2) Filed as an exhibit to the Future Labs V, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11065) and incorporated herein by reference.

(3) Filed as an exhibit to the Future Labs V, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11065) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Graze, Inc.

By	/s/ John Vlay
John Vlay, Chief Executive Officer
Graze, Inc.
Date: September 28, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By	/s/ John Vlay
John Vlay, Chief Executive Officer
Graze, Inc.
Date: September 28, 2021

By	/s/ James Jordan
James Jordan, Principal Financial Officer, Principal Accounting Officer, Director
Graze, Inc.
Date: September 28, 2021

GRAZE, INC.

FINANCIAL STATEMENTS

JUNE 30, 2021

GRAZE, INC.

BALANCE SHEETS

	June 30,	December 31,
	2021	2020
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$107,775	$1,181,196
Loan receivable, related party	521,860	678,753
Interest receivable, related party	4,633	53,937
Escrow receivable	113,448	-
Deferred offering costs	-	15,000
Total assets	$747,716	$1,928,886

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable, related party	$2,732,391	$1,700,012
Accounts payable	347,499	137,938
Accrued expenses, related party	-	5,000
Deferred revenue	500	-
Loan payable, related party	205,607	495,727
Interest payable, related party	13,600	15,455
Total liabilities	3,299,597	2,354,132

Commitments and contingencies (Note 10)

Stockholders' equity (deficit):
Series A Preferred stock, $0.0001 par value, 1,968,210 shares authorized, 1,350,364 and 950,295 shares issued and outstanding as of June 30, 2021 (unaudited) and December 31, 2020, respectively; liquidation preference of $7,832,111 and $5,511,711, respectively	135	95
Series A-1 Preferred stock, $0.0001 par value, 750,000 shares authorized, 749,977 shares issued, 736,993 and 749,977 shares outstanding as of June 30, 2021 (unaudited) and December 31, 2020; liquidation preference of $368,497	74	75
Class F stock, $0.0001 par value, 3,000,000 shares authorized, 2,250,023 shares issued, 2,211,070 and 2,250,023 shares outstanding as of June 30, 2021 (unaudited) and December 31, 2020, respectively	221	225
Common stock, $0.0001 par value, 10,000,000 shares authorized, 0 shares issued and outstanding as of both June 30, 2021 (unaudited) and December 31, 2020	-	-
Treasury stock	(301,229)	-
Additional paid-in capital	6,562,344	4,612,874
Accumulated deficit	(8,813,426)	(5,038,515)
Total stockholders' equity (deficit)	(2,551,881)	(425,246)
Total liabilities and stockholders' equity (deficit)	$747,716	$1,928,886

See accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.

STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30,
	2021	2020

	(unaudited)
Net revenue	$-	$-
Cost of net revenue	-	-
Gross profit	-	-

Operating expenses:
Research and development	3,025,204	1,099,960
Sales and marketing	539,802	311,491
General and administrative	218,862	50,409
Total operating expenses	3,783,868	1,461,860

Loss from operations	(3,783,868)	(1,461,860)

Other income (expense):
Interest income, related party	14,630	13,894
Other income	-	9,000
Interest expense, related party	(5,673)	(16,932)
Total other income (expense), net	8,957	5,962

Provision for income taxes	-	-
Net loss	$(3,774,911)	$(1,455,898)

Weighted average common shares outstanding - basic and diluted	-	3,000,000
Net loss per common share - basic and diluted	$-	$(0.49)

See accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICT)

	Preferred Stock									Additional		Total
	Series A		Series A-1		Class F Stock		Common Stock		Treasury	Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Stock	Capital	Deficit	Equity (Deficit)
Balances at December 31, 2019	-	$-	-	$-	3,000,000	$300	-	$-	$-	$360,648	$(815,883)	$(454,935)
Stock compensation expense	-	-	-	-	-	-	-	-	-	9,286	-	9,286
Net loss	-	-	-	-	-	-	-	-	-	-	(1,455,898)	(1,455,898)
Balances at June 30, 2020 (unaudited)	-	$-	-	$-	3,000,000	$300	-	$-	$-	$369,934	$(2,271,781)	$(1,901,547)

Balances at December 31, 2020	950,295	$95	749,977	$75	2,250,023	$225	-	$-	$-	$4,612,874	$(5,038,515)	$(425,246)
Issuance of Series A preferred stock, net of issuance costs	353,517	35	-	-	-	-	-	-	-	1,668,680	-	1,668,716
Issuance of Series A preferred stock for services	46,552	5	-	-	-	-	-	-	-	269,997	-	270,002
Issuance of treasury stock	-	-	(12,984)	(1)	(38,953)	(4)	-	-	(301,229)	5	-	(301,229)
Stock compensation expense	-	-	-	-	-	-	-	-	-	10,786	-	10,786
Net loss	-	-	-	-	-	-	-	-	-	-	(3,774,911)	(3,774,911)
Balances at June 30, 2021 (unaudited)	1,350,364	$135	736,993	$74	2,211,070	$221	-	$-	$(301,229)	$6,562,344	$(8,813,426)	$(2,551,881)

See accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.

STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2021	2020

	(unaudited)
Cash flows from operating activities:
Net loss	$(3,774,911)	$(1,455,898)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	10,786	9,286
Shares issued for services	270,002	-
Non-cash advertising expenses	-	14,400
Changes in operating assets and liabilities:
Interest receivable, related party	(1,925)	(13,894)
Accounts payable, related party	1,059,772	480,648
Accounts payable	209,561	813,101
Accrued expenses	(5,000)	-
Deferred revenue	500	-
Interest payable, related party	(1,855)	16,932
Net cash used in operating activities	(2,233,071)	(135,426)
Cash flows from investing activities:
Issuance of loans to related parties	(430,000)	(14,600)
Net cash used in investing activities	(430,000)	(14,600)
Cash flows from financing activities:
Proceeds from related party loans	28,000	202,967
Repayments of related party loans	(8,620)	-
Proceeds from issuance of preferred stock, net of issuance costs	1,555,269	-
Offering costs	15,000	(115,907)
Net cash provided by financing activities	1,589,650	87,060
Net change in cash and cash equivalents	(1,073,421)	(62,966)
Cash and cash equivalents at beginning of period	1,181,196	64,073
Cash and cash equivalents at end of period	$107,775	$1,107
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$64	$-
Supplemental disclosure of non-cash financing activities:
Escrow receivable	$113,448	$-
Conversion of related party notes into accounts payable	$27,393	$-
Issuance of treasury stock as forgiveness of related party receivable and interest	$301,229	$-
Issuance of related party loan payable for advertising costs incurred	$-	$14,400

See accompanying notes, which are an integral part of these financial statements.

1.	NATURE OF OPERATIONS

Graze, Inc. (the “Company”) is a corporation formed on December 4, 2017 under the laws of Delaware as Future Labs V, Inc. On March 25, 2021, the Company changed its name to Graze, Inc. The Company was formed to sell commercial robotic lawnmowers. The Company is headquartered in Santa Monica, California.

As of June 30, 2021, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities, research and development, and capital raising efforts. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, net losses of $3,774,911 and $1,455,898 for the six months ended June 30, 2021 and 2020, respectively, has incurred negative cash flows from operations for the six months ended June 30, 2021 and 2020, and has not yet recognized any revenue. As of June 30, 2021, the Company had an accumulated deficit of $8,813,426 and has a working capital deficit of $2,551,881. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2021 and the statements of operations, stockholders’ equity and cash flows for the six months ended June 30, 2021 and 2020 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2021 and the results of its operations and its cash flows for the six months ended June 30, 2021 and 2020. The financial data and other information disclosed in these notes related to the six months ended June 30, 2021 and 2020 are also unaudited. The results for the six months ended June 30, 2021 are not necessarily indicative of results to be expected for the year ending December 31, 2021, any other interim periods, or any future year or period.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2021 and December 31, 2020, all of the Company's cash and cash equivalents were held at one accredited financial institution. As of December 31, 2020, the Company had $931,196 is deposits in excess of FDIC insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of June 30, 2021 and December 31, 2020, the Company had capitalized deferred offering costs of $0 and $15,000, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of June 30, 2021 and 2020 are as follows:

	Six Months Ended
	June 30,
	2021	2020

	(unaudited)
Convertible promissory note, related party*	-	209,105
Series A preferred stock	1,350,364	-
Series A-1 preferred stock	736,993	-
Class F stock	2,250,023	3,000,000
Options to purchase common stock	656,140	341,670
Warrants	173,511	173,511
Total potentially dilutive shares	5,167,031	3,724,286

*In 2020, an aggregate of 230,240 common shares were issued pursuant to conversions of notes payable and accrued interest. See Note 6 for more information.

The Company did not present net loss per share for the six months ended June 30, 2021 as there were no common shares outstanding throughout the period.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company has is currently evaluating the impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	LOAN RECEIVABLE, RELATED PARTY

The following is a summary of related party loan receivables by entity as of June 30, 2021 and December 31, 2020:

	Outstanding Balance as of
	June 30,	December 31,
Name	2021	2020

Future Labs I, Inc.	$3,500	$3,500
Future Labs III, Inc.	-	33,000
Future Labs VI, Inc.	30,500	-
Future Labs VII, Inc.	487,860	278,253
Future VC, Inc.	-	114,000
Wavemaker Partners V, LP	-	250,000
	$521,860	$678,753

During 2021, the Company netted certain note receivables and payables with the corresponding related party entities. Refer to Note 5.

In 2020, the Company extended all maturities on outstanding loans to varying dates in 2021. All loans bear interest at 3% per annum, except for the Wavemaker Partners V, LP note which bears interest at 6%. All loans above are unsecured, except for the Wavemaker Partners V, LP note which is secured by the Company’s assets.

During the six months ended June 30, 2021 and 2020, the Company advanced an aggregate of $430,000 and $14,600 in related party notes.

Effective June 30, 2021, the Company forgave the outstanding note with Wavemaker Partners V, LP, including accrued interest of $51,229. In exchange for the note’s forgiveness, the shareholders of Wavemaker Partners V contributed 38,953 Class F and 12,984 Series A-1 shares to the Company’s treasury. Accordingly, $301,229 was recorded to treasury stock.

During the six months ended June 30, 2021 and 2020, the Company recognized interest income of $14,630 and $13,894, respectively, all of which remains unpaid as of June 30, 2021.

5.	LOAN PAYABLE, RELATED PARTY

The following is a summary of related party loan payables by entity as of June 30, 2021 and December 31, 2020:

	Outstanding Balance as of
	June 30,	December 31,
Name	2021	2020

Future Labs III, Inc.	$-	$41,620
Future Labs VI, Inc.	-	9,500
Future VC, Inc.	205,607	444,607
	$205,607	$495,727

During 2021, the Company netted certain note receivables and payables with the corresponding related party entities. Refer to Note 4.

During the six months ended June 30, 2021 and 2020, the Company received an aggregate of $28,000 and $202,967, respectively, in related party notes. In 2021, the Company repaid $8,620 in related party notes.

During the six months ended June 30, 2020, the Company issued a promissory note of $14,400 in exchange for marketing expenses incurred by a related party on behalf of the Company. These amounts are included in sales and marketing expense in the statements of operations.

During the six months ended June 30, 2021 and 2020, the Company incurred interest expense of $5,673 and $16,932, respectively. All notes bear interest at 3% per annum and mature in 2021.

For all notes, upon the occurrence of a change in control of the noteholder, all outstanding indebtedness under these notes will become immediately due and payable upon the closing of the acquisition.

6.	CONVERTIBLE PROMISSORY NOTE, RELATED PARTY

In August 2019, the Company issued two convertible promissory notes (the “Notes”) to two related parties, Wavemaker Partners V, LP and Wavemaker Global Select, LLC, for an aggregate principal amount of $465,000. The Notes are subject to automatic conversion upon a qualified preferred stock financing in excess of $3,300,000. Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price equal to the lesser of (i) 80% of the price paid per share for such shares, or (ii) the price (the “valuation cap”) equal to the quotient of $8,000,000 divided by the dilutive common shares outstanding (assuming full conversion and/or exercise of all convertible and/or exercisable securities then outstanding including the Company’s shares reserved for future issuance under the Company’s equity incentive plans). In the event that a financing that is not a qualified financing occurs prior to the notes’ respective maturity dates or earlier conversion of the Notes, the noteholders have the option to convert the Notes into shares of the Company’s common stock by dividing the outstanding principal and unpaid interest by a conversion price equal to the lesser of i) 80% of the price paid per share for such shares or ii) $8,000,000 divided by the dilutive common shares outstanding. If the Notes remain outstanding on or after the maturity date, the outstanding principal and accrued interest shall be convertible, at the noteholders’ option, into shares of a newly created class of Series Seed Preferred Stock at price equal to $8,000,000 divided by the dilutive common shares outstanding. Upon a sale of the Company, the holder will have the option to a) be repaid the outstanding principal and accrued interest or b) convert the Notes into shares of common stock at a price equal to the lesser of i) 80% of the price paid per share in the sale of the Company or ii) a price equal to the quotient of $8,000,000 divided by the dilutive common shares outstanding.

In December 2020, upon completion of the Company’s Regulation A+ financing (see Note 7), an aggregate of $494,838, consisting of the outstanding Notes’ principal of $465,000 and accrued interest of $29,838, were automatically converted into 230,240 shares of Series A preferred stock. As of June 30, 2021 and December 31, 2020, the Notes were no longer outstanding.

7.	STOCKHOLDERS’ EQUITY (DEFICIT)

As of June 30, 2021, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue three classes of stock: Preferred Stock, Class F Stock and Common Stock. The Company is authorized to issue 5,000,000 shares of Preferred Stock, of which 1,968,210 shares are designated as Series A Preferred Stock and 750,000 shares are designated as Series A-1 Preferred Stock. The Company is authorized to issue 3,000,000 shares of Class F Stock and 10,000,000 shares of common stock. All classes of stock have a par value of $0.0001 per share. The Preferred Stock and Class F Stock are convertible into shares of common stock.

The holders of each class of stock shall have the following rights and preferences:

Voting

The holders of Preferred and Class F Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred and Class F Stock could convert on the record date for determination of stockholders entitled to vote. The holders of Series A Preferred Stock and Series A-1 Preferred Stock shall vote together as a single class.

For so long as at least 25% of the initially issued shares of Series A Preferred remain issued and outstanding, (i) the holders of record of the shares of Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a single class on an as-converted basis, shall be entitled to elect one director of the Company; the holders of record of the shares of Common Stock and Class F Stock, voting together as a single class on an as-converted basis, shall be entitled to elect two directors of the Company; and (iii) any additional directors shall be elected by the affirmative vote of a majority of the Series A Preferred, Class F Stock and Common Stock, voting together as a single class on an as-converted basis.

Dividends

The holders of the Series A Preferred Stock, Series A-1 Preferred Stock, Class F Stock and common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series A stockholders shall be entitled to a liquidation preference equal to the greater of (i) the Series A Original Issue Price (defined below), plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into common stock. Upon this completion, the remaining assets available for distribution shall be distributed among Class F and common stockholders on a pro-rata basis (assuming conversion of Class F stock into common stock).

The Series A Original Issue Price is (i) $5.80 per share in the case of the Series A Preferred Stock and (ii) $0.50 per share in the case of the Series A-1 Preferred Stock, in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each series of Series A Preferred.

As of June 30, 2021, the liquidation preference of Series A and Series A-1 Preferred Stock was $7,832,111 and $368,497, respectively.

Redemption

No class of stock shall have any redemption rights.

Conversion

Each share of Class F Stock shall automatically be converted into one share of common stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock. Each share of Class F Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into an equal number of shares of common stock.

Upon each applicable equity financing, 25% of the shares of Class F Stock held by each holder of Class F Stock shall automatically convert into a shadow series of shares of the series of Preferred Stock of the Company that is issued in such equity financing. Shadow series of equity financing preferred stock shall mean capital stock with identical rights, privileges, preferences, and restrictions as the equity financing preferred stock, except a 50% reduction in liquidation preference and exclusion from the stock’s voting rights. Any share of Class F Stock that is sold in connection with an equity financing shall automatically convert into shares of the equity financing preferred stock at the applicable Class F Conversion Ratio, which is the inverse of the ratio at which a share of equity financing preferred stock issued in such financing is convertible into shares of common stock.

Each share of Series A Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number shares of common stock by dividing the Original Issue Price for the series of Series A Preferred by the Series A Conversion Price. The Series A Conversion price squall initially equally the Original Issue Price. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock (excluding shadow series of Preferred Stock), voting together as a single class.

Stock Transactions

During 2019, all 3,000,000 shares of common stock outstanding were converted into 3,000,000 shares of Class F Stock.

In 2021, the Company continued its Regulation A+ offering and issued an aggregate of 353,517 shares of Series A preferred stock for gross proceeds of $2,050,399, or $5.80 per share. As of June 30, 2021, the Company has received net proceeds of $1,555,269, including an escrow receivable of $113,448.

Effective June 30, 2021, the Company forgave the outstanding note with Wavemaker Partners V, LP, including accrued interest of $51,229. In exchange for the note’s forgiveness, the shareholders of Wavemaker Partners V contributed 38,953 Class F and 12,984 Series A-1 shares to the Company’s treasury. Accordingly, $301,229 was recorded to treasury stock.

In 2021, the Company issued 46,552 shares of Series A Preferred stock pursuant to an agreement for services. The fair value of $270,002 was included in sales and marketing expenses in the statements of operations.

8.	STOCK-BASED COMPENSATION

Future Labs V, Inc 2019 Stock Plan

The Company has adopted the Future Labs V, Inc 2019 Stock Plan (“2019 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2020 Plan was 656,140 shares as of June 30, 2021. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2019 Plan’s inception. As of December 31, 2020, there were no shares available for grant under the 2019 Plan. Stock options granted under the 2019 Plan typically vest over a four-year period, with a 1-year cliff.

A summary of information related to stock options for the six months ended June 30, 2021 is as follows:

		Weighted
		Average
	Options	Exercise Price	Intrinsic Value
Outstanding as of December 31, 2020	656,140	$0.52	$13,507
Granted	-	-
Exercised	-	-
Forfeited	-	-
Outstanding as of June 30, 2021 (unaudited)	656,140	$0.52	$13,507

Exercisable as of June 30, 2021 (unaudited)	336,056	$0.50	$11,920

As of June 30, 2021, the weighted average duration to expiration of outstanding options was 7.9 years.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Six Months Ended
	June 30,
	2021	2020

	(unaudited)
Risk-free interest rate	n/a	0.80%
Expected term (in years)	n/a	6.08
Expected volatility	n/a	44.43%
Expected dividend yield	n/a	0%
Fair value per stock option	n/a	$0.20

Stock-based compensation expense for stock options of $10,786 and $9,286 was recognized under FASB ASC 718 for the six months ended June 30, 2021 and 2020, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $53,525 as of June 30, 2021, which will be recognized over a weighted average period of 1.8 years.

Classification

Stock-based compensation expense for stock options and warrants was classified in the statements of operations as follows:

	Six Months Ended
	June 30,
	2021	2020

	(unaudited)
General and administrative expenses	$10,598	$9,156
Research and development expenses	188	130
	$10,786	$9,286

9.	RELATED PARTY TRANSACTIONS

Refer to Notes 4, 5 and 6 for detail on the Company’s loan receivable, loan payable and convertible promissory notes with related parties.

As of June 30, 2021 and December 31, 2020, the Company had $2,732,391 and $1,700,012, respectively, in accounts payable with related parties under common control.

In March 2020, the Company entered into an agreement with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. During 2021, the Company has incurred $2,762,196 of fees under this agreement, including $1,442,208 in services payable in cash and $1,319,988 for which the Company intends to satisfy through the issuance of warrants in the second half of 2021. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs.

The following is a summary of operating expenses incurred with related parties during the six months ended June 30, 2021 and 2020:

	Six Months Ended
	June 30,
	2020	2020

	(unaudited)
Research and development	$2,762,196	$1,099,817
Sales and marketing	-	14,400
	$2,762,196	$1,114,217

10.	COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

11.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 9, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.